CONFIDENTIAL

FOR INFORMATION OF SEC STAFF ONLY

Confidential Treatment Requested by Intel Corporation

For a Portion of This Letter Described Below

June 4, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 6010

Washington, D.C. 20549-3628

Attn: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Intel Corporation
Form 10-K for the year ended December 27, 2008
Filed February 23, 2009

Dear Ms. Blye:

We have received your comment letter dated May 12, 2009, and the following information responds to your inquiries. For your ease of reference, we have included your comment below. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Intel competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to Cary Klafter, Vice President, Legal and Corporate Affairs, and Corporate Secretary, Intel Corporation, 2200 Mission College Blvd., mail stop RNB4-151, Santa Clara, CA 95054.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95052

www.intel.com

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

Form 10-K for the Fiscal Year Ended December 27, 2008

Operations in the Middle East and Africa, page 15, and “Intel in the Middle East” section on the intel.com website

Your Comment:

It appears from page 15 of your Form 10-K and the “Intel in the Middle East” section of your website that you have operations in the Middle East and Africa, which are regions that include Iran, Syria, and Sudan. In addition, we are aware of a May 2008 news report that PCs in Cuba contain your Celeron processors. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through distributors, resellers, licensees, or other direct or indirect arrangements. Your response should describe any products or technology you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response to Your Comment:

For ease of reference, page 15 from Intel’s Form 10-K for the year ended December 27, 2008 is attached hereto as Attachment 1 and the “Intel in the Middle East” section of the intel.com website is attached hereto as Attachment 2.

Your comment notes that Intel Corporation’s Form 10-K does not include disclosure of business activities with countries designated under U.S. law as State Sponsors of Terrorism--Cuba, Iran, Sudan and Syria (“Subject Countries”). Lack of disclosure on that topic is appropriate because Intel does not conduct business activities in or with the Subject Countries, as they constitute a subset of the embargoed countries under U.S. Export Administration regulations (“Export Regulations”). Intel’s microprocessor products are subject to the Export Regulations, and Intel (including its subsidiaries worldwide) has an active program in place to meet these export compliance obligations. Intel prohibits all transactions with countries identified under certain trade related sanctions, and Cuba, Iran, Myanmar (Burma), North Korea, Syria, and Sudan are currently identified under Export Regulations as embargoed countries. Consequently, the company prohibits all business transactions with the Subject Countries, which are included in the list of embargoed countries under the Export Regulations, through its export compliance program and takes appropriate action to enforce this policy through customer contracts, policy reminder communications, training of employees and customers, and investigation of potential policy violations.

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

Intel has no business contacts with the Subject Countries, either directly or indirectly through tacit agreement with its customers. Intel does not provide products or technology to the Subject Countries, directly or indirectly, and the company does not have any agreements, commercial arrangements or other contacts with the governments of the Subject Countries or to our knowledge, entities controlled by those governments, relating to sales of Intel products. It is possible that some Intel employees may have had incidental contacts with government officials from the Subject Countries, or with agents of entities controlled by those governments at industry conferences and other functions, but we are not aware of any sales of Intel products to the Subject Countries resulting from actions of Intel employees. On occasion, Intel has followed up with customers regarding possible shipments of Intel products to the Subject Countries in violation of Intel’s policy, but there have not been any instances of Intel direct shipments or customer shipments with the express or implied agreement of Intel, to such countries.

Among other activities, our compliance policies and procedures dealing with the Export Regulations include:

•	Automatically blocking direct sales activities to embargoed countries within Intel’s enterprise shipping systems.

•	Providing annual export compliance training that includes specific instructions regarding embargoed countries to all employees working within the Intel Sales and Marketing Group.

•

Requiring Intel’s customers to follow Intel’s export compliance policy. Intel includes export compliance provisions in its contracts with distributors, original equipment manufacturers and resellers. Representative language is attached hereto as Attachment 3.

•

Providing on-site export compliance training to direct customers and/or Intel employees located in areas that may present a higher risk of diversion to countries subject to the Export Regulations. For example, in the Middle East, we provided training in 2007 and 2008 in Cairo, and in 2005, 2007 and 2008 in Dubai.

•	Participating in routine audits conducted by Intel’s internal audit department of sales reports of Intel customers to verify adherence to the policy.

•

Intel has an ongoing and open dialogue with the Bureau of Industry and Security (BIS), Office of Export Enforcement (OEE), to mutually address potential risks of product diversion contrary to the Export Regulations. For example, OEE contacts Intel’s Export Compliance Manager from time to time to obtain Intel product classification or customer information, and Intel will collaborate with OEE for guidance involving a potential export compliance issue.

In the event the company learns of a suspected deviation from its export policies or contract provisions, Intel pursues prompt and appropriate action to communicate to the Intel employee or customer of Intel’s strict policy in this area.

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

A current example demonstrating our compliance efforts in connection with alleged sales of Intel products in an embargoed country is a matter involving a company in [***] that is using our trademarks to sell its computer products. Our information is that the company is operating under the name [***] in [***] and using Intel registered trademarks in the sale of microprocessors. As it happens, we believe that the processors are not Intel processors, but are processors manufactured by one of our competitors, [***]. We are concerned about this matter not only from the trademark infringement perspective, but also because of the implication that this company is authorized by Intel to sell Intel products in [***], an embargoed country. We intend to file a lawsuit in [***] to enjoin this company from using Intel’s trademarks to promote its sale of non-Intel products.

We also note your reference to a May 2008 news report that personal computers (PCs) in Cuba contain Intel®Celeron® processors. A May 2, 2008 Associated Press article about the availability of PCs in Cuba said: “The Cuban PCs have Intel Celeron processors with 80 gigabytes of memory and 512 RAM and are equipped with Microsoft’s Windows XP operating system. Both could be violations of a U.S. trade embargo, but not something Washington can do anything about in the absence of diplomatic relations with Havana. Clerks said the PCs were assembled by Cuban companies using parts imported from China.” As noted above, Intel policy in accord with the Export Regulations prohibits the sale of Intel products to Cuba. We have not received any information concerning the parts referred to in the news article beyond the reference in the news article. We do not know if an Intel customer in China, or a party who purchased processors from an Intel customer in China, shipped the parts to Cuba, nor if the article is accurate with regard to the reference to China. Each year we sell millions of microprocessors to approximately 13,000 customers in China. The article also noted that the U.S. government could not take action on the matter since there are no diplomatic relations between the U.S. and Cuba. Similarly, due to the travel and other constraints imposed by the embargo, it was not feasible for Intel to investigate this matter in Cuba.

**********

We have sought to be fully responsive to your comment letter, and if you have further comments that you would like to have addressed, please let us know. If you have any questions, you may contact Terri Remillard at (408) 765-4747 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

United States Securities and Exchange Commission

Division of Corporate Finance

Sincerely,

/ s / Stacy Smith_____________________

Stacy Smith

Vice President and Chief Financial Officer

Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Legal and Corporate Affairs, and Corporate Secretary

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

ATTACHMENT 1

Table of Contents

Executive Officers of the Registrant

The following sets forth certain information with regard to our executive officers as of February 20, 2009

(ages are as of December 27, 2008):

Craig R. Barrett , age 69
• 2005 – present,	Chairman of the Board
• 1998 – 2005,	Chief Executive Officer
• Member of Intel Board of Directors since 1992
• Joined Intel 1974

Paul S. Otellini , age 58
• 2005 – present,	President, Chief Executive Officer
• 2002 – 2005,	President, Chief Operating Officer
• Member of Intel Board of Directors since 2002
• Member of Google, Inc. Board of Directors
• Joined Intel 1974

Andy D. Bryant , age 58
• 2007 – present,	Executive VP, Finance and Enterprise Services, Chief Administrative Officer
• 2001 – 2007,	Executive VP, Chief Financial and Enterprise Services Officer
• Member of Columbia Sportswear Company and McKesson Corporation Board of Directors
• Joined Intel 1981

Stacy J. Smith , age 46
• 2007 – present,	VP, Chief Financial Officer
• 2006 – 2007,	VP, Assistant Chief Financial Officer
• 2004 – 2006,	VP of Finance and Enterprise Services, Chief Information Officer
• 2002 – 2004,	VP of Sales and Marketing Group, General Manager (GM) of Europe, Middle East, and Africa
• Joined Intel 1988

Sean M. Maloney , age 52
• 2008 – present,	Executive VP, Chief Sales and Marketing Officer
• 2006 – 2008,	Executive VP, GM of Sales and Marketing Group, Chief Sales and Marketing Officer
• 2005 – 2006,	Executive VP, GM of Mobility Group
• 2001 – 2005,	Executive VP, GM of Intel Communications Group
• Member of Autodesk, Inc. Board of Directors
• Joined Intel 1982

David Perlmutter , age 55
• 2007 – present,	Executive VP, GM of Mobility Group
• 2005 – 2007,	Senior VP, GM of Mobility Group
• 2005	VP, GM of Mobility Group

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

• 2000 – 2005,	VP, GM of Mobile Platforms Group
• Joined Intel 1980

Arvind Sodhani , age 54
• 2007 – present,	Executive VP of Intel, President of Intel Capital
• 2005 – 2007,	Senior VP of Intel, President of Intel Capital
• 1990 – 2005,	VP, Treasurer
• Joined Intel 1981

Robert J. Baker , age 53
• 2001 – present,	Senior VP, GM of Technology and Manufacturing Group
• Joined Intel 1979

Patrick P. Gelsinger , age 47
• 2005 – present,	Senior VP, GM of Digital Enterprise Group
• 2002 – 2005,	Senior VP, Chief Technology Officer
• Joined Intel 1979

William M. Holt , age 56
• 2006 – present,	Senior VP, GM of Technology and Manufacturing Group
• 2005 – 2006,	VP, Co-GM of Technology and Manufacturing Group
• 1999 – 2005,	VP, Director of Logic Technology Development
• Joined Intel 1974

D. Bruce Sewell , age 50
• 2005 – present,	Senior VP, General Counsel
• 2004 – 2005,	VP, General Counsel
• 2001 – 2004,	VP of Legal and Government Affairs, Deputy General Counsel
• Joined Intel 1995

Thomas M. Kilroy , age 51
• 2005 – present,	VP, GM of Digital Enterprise Group
• 2003 – 2005,	VP of Sales and Marketing Group, Co-President of Intel Americas
• Joined Intel 1990

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

Attachment 2

Intel in the Middle East

News. Events. Promotions.

Find out what is happening near you

About Intel Corporation

Intel is the world’s largest semiconductor chip maker, supplying advanced technology solutions for the computing and communications industry. Our goal is to be the preeminent building block supplier to the worldwide Internet economy. Our products include chips, boards and other semiconductor components that are the building blocks integral to computers, servers, and networking and communication products.

Our major customers are:

•

Original equipment manufacturers (OEMs) and original design manufacturers (ODMs) who make computer systems, mobile handsets and handheld computing devices, and telecommunications and networking equipment

•

PC and network communications products users (including individuals, large and small businesses, and service providers) who buy PC components and board level products, as well as Intel´s networking and communications products, through distributors, reseller, retail and OEM channels throughout the world.

•	Other manufacturers, including makers of a wide range of industrial and communications equipment

Principle Products

Our major products include microprocessors, chipsets, boards, notebook components, wired Ethernet and wireless connectivity products, communications infrastructure components such as network and embedded processors and optical components, microcontrollers, flash memory, application and cellular processors used in cellular handsets and handheld computing devices and cellular baseband chipsets.

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

Information Resources

Personal computing

Information and tools to help you find the Perfect PC

Business/Enterprise

Products, Solutions and Strategies for the Business

Products & Services

Networking & communications

Learn about the tools and products to help your business move forward

Intel® Reseller center

Marketing and Program Information for Intel Resellers

Pressroom

Your source for Intel News and Information

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

Attachment 3

Representative language from Intel’s contracts with distributors:

1.	EXPORT LICENSING
a)	For the purpose of this clause:

i)

“Products” are items subject to the United States Export Administration Regulations and all other applicable laws and regulations of Government Entities. Products include, but are not limited to:  Hardware, Software, Technical Data, Items Resulting from U.S. Technology, Training, and Servicing.

ii)

“Export” means the transfer of products physically or electronically from the United States or its territories, or the transfer of product to a Foreign National either within the U.S. and its territories.

iii)

“Re-export” means the physical or electronic transfer of products of U.S. origin from a foreign country to another foreign country or the transfer to a Foreign National regardless of the location of the Foreign National at time of transfer.

b)

In the event that Product is exported or re-exported by the Distributor or any of its subsidiaries, the Distributor must ensure that such activity is done in compliance with all applicable laws and regulations of the United States and any other Government regulatory restrictions. Such restrictions include, but are not limited to:

i)

Obtaining an export license or other Government approval prior to exporting or re-exporting Product whenever such approval is required. The Distributor is aware that requests for such approval can be denied and export or re-export of Product is then prohibited.

ii)

The Distributor will not sell, transfer, make available, nor service any Product to any person or entity listed on a denial order published by the United States Government regardless of any and all other circumstances.

iii)

The Distributor will not sell, transfer, or otherwise make available any Product, either directly or indirectly, to any person or entity that it knows or has reason to believe is engaged in Chemical/Biological Warfare, Missile Technology, Nuclear End Uses, or Terrorist activities. This

United States Securities and Exchange Commission

Division of Corporate Finance

June 4, 2009

restriction includes any Foreign Nationals from controlled countries located within the United States, it territories, or any other non-controlled country.

Standard Contract Language:

Neither party shall export, either directly or indirectly, any Product, service or technical data or system incorporating such Items without first obtaining any required license or other approval from the U. S. Department of Commerce or any other agency or department of the United States Government. In the event any Product is exported from the United States or re-exported from a foreign destination by either Party, that Party shall ensure that the distribution and export/re-export or import of the Product is in compliance with all laws, regulations, orders, or other restrictions of the U.S. Export Administration Regulations and the appropriate foreign government. Both parties agree that neither it nor any of its subsidiaries will export/re-export any technical data, process, Product, or service, directly or indirectly, to any country for which the United States government or any agency thereof or the foreign government from where it is shipping requires an export license, or other governmental approval, without first obtaining such license or approval.